NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (60 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
vest.com E-Mail: novawest@novawest.com



For Immediate Release

Raglan Ni-Cu-PGM-Co Project Drill Site Preparation Underway

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

July 18, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that the Company and its partner Cascadia International Resources Inc. ("Cascadia") of Vancouver, Canada – Symbol "CJ" have commenced exploration on the 660 sq. km (161,000 acre) Raglan Assemblage. Novawest/Cascadia personnel and a geophysical team, along with geophysical, field and drill equipment arrived in the area in early July. Sampling, geophysical surveying and drill site preparation is now underway. The fully funded $3,550,000 2003 exploration program, currently underway, includes an extensive AeroTem airborne geophysics survey program, ground geophysics over both known and new drill targets, prospecting and sampling and diamond drilling. Under the terms of their agreement, the two companies have agreed on spending $12,350,000 over three years on the Raglan Assemblage with exploration commitments of $3,550,000 million in Year One, $4,300,000 in Year Two, and $4,500,000 in Year Three.

The expansive Novawest/Cascadia Raglan Assemblage has taken 7 years to assemble and is strategically situated in the centre of the Raglan Camp between two of the world's largest metal producers Falconbridge Limited and Anglo American Exploration (Canada) Ltd. Available data indicates that the west, central and east horizons of all three of the important stratigraphies of the Raglan Belt are now mostly covered by the extensive holdings of Anglo American/Knight Resources Limited to the west, Novawest/Cascadia in the center, Falconbridge Limited to the east, west and north, and Canadian Royalties to the east and south. Collectively, these companies now encompass approximately three thousand sq. kms. at Raglan. The straddling of all three of the Raglan trends, the North Trend, the Main Raglan Trend (hosting most of Falconbridge's deposits), and the South Trend is a situation that appears to only be apparent on the Raglan holdings covered by the Novawest/Cascadia Raglan Assemblage and Falconbridge Limited's adjoining holdings most of which hosts it's producing Raglan deposits.

The high grade nickel, copper and PGM samples released by Knight Resources Ltd and their majority partner Anglo American Exploration (Canada) Ltd. from the "Western Extension" of the Raglan Belt on July 16, 2003, are very positive and encouraging, supporting Novawest's own in-house model, developed in the mid to late 1990's, projecting the entire Raglan Belt from east to west as mineralized, including the "Western Extension". Due to early Novawest results, more recent Canadian Royalties' results, and the most recent Knight/Anglo American results the Raglan Belt does appear capable of hosting mineralization throughout, that could result in economic orebodies. The in-house Raglan model concluded that the "Western Extension" was capable of mirroring the mineralization already known to exist along the North, Main and South Raglan Trends to the east, and this model was based on the fact that Novawest's own sampling clearly delineated the three trends traversing the Novawest/Cascadia Raglan Assemblage east to west. It was clear from the early sampling that the three trends would likely continue through the central Raglan Belt currently controlled by Novawest and Cascadia and extend into the "Western Extension".

Our in-house Raglan exploration model and geological overview identify the Raglan Belt as part of the Circum-Superior mobile belt, which includes the Thompson Nickel Belt (T.N.B.). In order to estimate the economic potential of the Raglan Belt, Novawest drew upon its personnel's knowledge and expertise in the T.N.B., Manitoba. The T.N.B. represents another, approximately 340 km long portion of the Circum-Superior Belt; a virtual mirror image of the Raglan (Cape Smith Belt). A comparison of the Raglan with the T.N.B. indicates that, to date, only a fraction of the Ni-PGM-Cu sulphide deposits and tonnage known to exist in the T.N.B. has been discovered in the Raglan Belt. The T.N.B. contains in the order of 800 million tons of Ni-PGM-Cu sulphide mineralization in over 30 deposits (not all producers) with exploration down in excess of 5000 feet. In comparison, the Raglan Belt is early into its economic evaluation, with exploration to date being shallow, above 1000 feet depth.

Falconbridge's nearby Raglan (Katiniq) mine, on property adjoining Novawest/Cascadia is presently an important world source of Nickel, Palladium, Platinum, Cobalt, Osmium, and Copper. Some of Canada's most significant Palladium and Platinum values are from the Raglan Camp, with Novawest itself reporting Palladium values up to 26.76 g/t and Platinum values up to 9.3 g/t from 1997/1998 surface samples of hard-rock surface outcrops. In spring 2000, AMPLATS the world's largest platinum producer tested a sample representative of an extensive outcropping area on the Novawest/Cascadia Raglan Assemblage at their South Africa laboratory. AMPLATS reported identifying 3 Palladium-Telluride (Pd-Te) phases in the samples and confirmed that their chemical analysis gave a value of 20.4 g/t Platinum Group Elements+Gold. Novawest/Cascadia is pleased to have had such a recognized and respected independent third party report such an assay from a Novawest finding in a zone determined to be approximately 2000 feet in strike length. Other various surface samples from the Raglan camp area submitted to Chemex for analysis returned notable assays of 21.8 g/t Palladium, 16.5 g/t Palladium, 8.83 g/t Palladium, 5.54 g/t Palladium, 3.37 g/t Palladium. The Novawest/Cascadia Assemblage surrounds Falconbridge's Delta-Oasis property containing the approximately 850,000 ton Delta Deposit (D-8 and D-9) grading 3.08% Nickel, 1.26% Copper and 2.25g/t Platinum Group Minerals (PGMs). It is understood that these holes were placed a few hundred metres from Novawest/Cascadia boundaries.

Maps and Information Packages on the Raglan Camp and the Company in general can be obtained by contacting Novawest at 1-800-663-8990 in North America or 604-683-8990 from elsewhere.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman